Exhibit 77C

ROYCE VALUE TRUST, INC.

At the 2006 Annual Meeting of Stockholders held on September 28, 2006, the Fund's stockholders elected four Directors, consisting of:
	Votes For	Votes Abstained
**William L. Koke	7,308,761	87,551
**David L. Meister	7,313,591	82,721
*G. Peter O'Brien	57,435,488	486,956
*Charles M. Royce	57,490,317	432,127

*Common Stock and Preferred Stock Voting Together As A Single Class

**Preferred Stock Voting As A Separate Class